Exhibit (a)(1)(C)

Offer to Purchase for Cash
Up to 1,550,000 Ordinary Shares
of
RETALIX LTD.
at
$9.10 PER SHARE
by

BOAZ DOTAN, ELI GELMAN, AVINOAM NAOR, NEHEMIA LEMELBAUM,
MARIO SEGAL AND M.R.S.G. (1999) LTD.

THE OFFER PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 A.M. (MIDNIGHT), NEW YORK TIME, AND 7:00 A.M., ISRAEL TIME, ON NOVEMBER 19, 2009, UNLESS THE OFFER IS EXTENDED.

October 21, 2009

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We have been appointed by Boaz Dotan, Eli Gelman, Avinoam Naor, Nehemia Lemelbaum, Neta Mario Segal and M.R.S.G. (1999) Ltd. (collectively, the “Purchaser”), to act as Information Agent in connection with the Purchaser’s offer to purchase up to 1,550,000 ordinary shares, par value NIS 1.00 per share (“Shares”) of Retalix Ltd. (“Retalix”), at a price of $9.10 per Share to the seller in cash, less any required withholding taxes and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated as of the date hereof (the “Offer to Purchase”) and the related Letter of Transmittal (which, as amended from time to time, together constitute the “Offer”) enclosed herewith. The description of the Offer in this letter is only a summary and is qualified by all the terms of, and conditions to, the Offer set forth in the Offer to Purchase and Letter of Transmittal.

        Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold shares registered in your name or in the name of your nominee.

        We urge you to contact your clients as promptly as possible. Please note that the period of the Offer and withdrawal rights expire at 12:00 a.m., New York time, and 7:00 a.m., Israel time on November 19, 2009 (the “Completion Date”), unless the Offer is extended.

        Your attention is directed to the following:

        1. The offer price is $9.10 per Share to the seller in cash, less any applicable withholding taxes and without interest.

        2. The Purchaser has obtained a tax determination from the Israeli Tax Authority (the “ITA”) with respect to the Israeli withholding tax rates applicable to shareholders as a result of the purchase of the Shares pursuant to the Offer. The approval provides, among other things, that:

(A) payments to be made to tendering shareholders who acquired their Retalix shares on or after Retalix’s initial public offering on the TASE on November 7, 1994 and who certify that they are non-Israeli residents for purposes of the Ordinance (and, in the case of corporations, that no Israeli residents (x) hold 25.0% or more of the means of control such corporations or (y) are the beneficiaries of, or are entitled to, 25.0% or more of the revenues or profits of such corporations, whether directly or indirectly) and are not “5% shareholders” (as defined below), will not be subject to Israeli withholding tax; and

(B) payments to be made to a bank, broker or financial institution resident in Israel that (A) is holding the Shares solely on behalf of its beneficial shareholder(s) (so-called “street name” holders), and (B) is subject to the provisions of the Ordinance and regulations promulgated thereunder relating to the withholding of Israeli tax, including with respect to the cash payment (if any) made by it to its beneficial shareholder(s) with respect to Shares tendered by them and accepted for payment by the Purchaser pursuant to the Offer (an “Eligible Israeli Broker”), will not be subject to Israeli withholding tax, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law. NOTE: A CLIENT OF YOURS THAT IS AN ELIGIBLE ISRAELI BROKER MAY COMPLETE THE DECLARATION FORM IF IT IS HOLDING THE SHARES SOLELY ON BEHALF OF HIS CLIENTS, THE BENEFICIAL SHAREHOLDERS; and

(C) payments to be made to tendering shareholders who are not described in clauses (A) and (B) above will be subject to Israeli withholding tax at the fixed rate of 20% for individuals and 25% for entities of the gross proceeds payable to them pursuant to the offer.

Notwithstanding the foregoing, should any tendering shareholder present a valid certificate of exemption or tax determination from the ITA applying withholding tax at a lesser rate than that described above or otherwise granting a specific exemption from Israeli withholding tax, withholding will be made in accordance with such certificate or determination.

        For the purposes of ITA tax determination mentioned above, a “5% shareholder” means a holder of Shares who holds or is entitled to purchase, directly or indirectly, alone or together with a relative thereof, one of the following:

1.	At least 5% of the issued and outstanding share capital of Retalix.

2.	At least 5% of the voting rights of Retalix.

3.	The right to receive at least 5% of Retalix’s profits or its assets upon liquidation.

4.	The right to appoint a manager/director.

        A “relative” of a person is defined as the spouse, brother, sister, parents, grandparents, descendants and the descendants of the spouse of such person, and the spouse of any of the foregoing.

Pursuant to the ITA tax determination, Israeli taxes will be withheld at a fixed rate of 20% for individuals and 25% for entities of the gross proceeds payable to tendering shareholders who are “5% shareholders”, even if they are NON-Israeli residents for purposes of the Ordinance and acquired their Retalix shares on or after Retalix’s initial public offering. Such shareholders may approach the ITA to settle the actual amount of their tax liability.

Accordingly, if your client determines to tender his or her Shares in the Offer, you should also request instructions as to whether he or she is eligible for (i) an exemption from Israeli withholding tax by completing the enclosed Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”). Failure to deliver the “DECLARATION OF STATUS FOR ISRAELI INCOME TAX PURPOSES” will result in withholding tax at source at the rate of 20% (for individuals) and 25% (for corporations) from the gross proceeds payable to a tendering shareholder in the Offer; or (ii) otherwise eligible for an exemption or a more favorable Israeli withholding tax rate and provide you with the relevant documentations. See Section 2 and Section 5 of the Offer to Purchase.

        With respect to U.S. backup withholding taxes, see Section 5 of the Offer to Purchase.

        The Purchaser, with the assistance of American Stock Transfer & Trust Company (the “U.S. Depositary”) and the Depository Trust Company (“DTC”), has established a procedure whereby, if (and only as long as you may tender the Shares on behalf of your clients pursuant to the Offer) you tender Shares in the Offer through DTC, you will be able to classify, electronically, the Shares into the following categories: (1) Shares that are tendered on behalf of your clients who certified to you, by completing the Declaration Form, that they are eligible for an exemption from Israeli withholding tax (“Category One Shares”), and (2) Shares that are tendered on behalf of your clients who are not eligible for such exemption.

        By so classifying, through such DTC system, you will be deemed to certify to the U.S. Depositary and to the Purchaser that based on a careful review of the Declaration Forms received by you, the Shares that you classified as Category One Shares, are held by non-Israeli residents and/or Eligible Israeli Broker(s). You are reminded that the ITA may have the right to audit the Declaration Forms, and if you refuse, Israeli withholding tax may be imposed. If you fail to meet the deadlines for tendering shares in the offer, make untimely classifications or make incorrect classifications, you will be required to claim any withholding tax directly from the ITA.

        3. The Offer is being made for up to 1,550,000 Shares or approximately 7.60% of the Shares outstanding as of October 19, 2009.

        4. Shareholders may tender their Shares until 12:00 a.m., New York time, and 7:00 a.m., Israel time, on the Completion Date (unless the Offer is extended by the Purchaser). The period from the commencement of the Offer until the Completion Date (as may be extended by the Purchaser) is referred to as the Offer Period.

        5. The Offer is not conditioned on the availability of financing or the approval of the board of directors of Retalix. It is, however, conditioned upon the simultaneous closing of a private placement transaction and a related transaction in which the Purchaser will purchase, directly from Retalix and from its chief executive officer, additional Shares. Please see Section 11 of the Offer to Purchase, which sets forth in full the conditions to the Offer.

        6. If more than 1,550,000 Shares are validly tendered and not properly withdrawn prior to 12:00 a.m., New York time, and 7:00 a.m., Israel time, on the Completion Date, the Purchaser will purchase 1,550,000 Shares on a pro rata basis from all tendering shareholders. In such circumstances, the number of Shares that the Purchaser will purchase from each tendering shareholder will be based on the total number of Shares validly tendered and not properly withdrawn by all shareholders prior to the Completion Date.

        7. Promptly following the Completion Date, the Purchaser will announce the results of the Offer and the proration factor, if any. If the Purchaser is unable to promptly determine the final proration results, the Purchaser will announce the preliminary results. Shares accepted for payment pursuant to the Offer will be paid promptly following the calculation of the final proration factor.

        For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

    1.        Offer to Purchase;

    2.        Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients;

    3.        A letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining the clients’ instructions with regard to the Offer;

    4.        Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;

    5.        Guidelines for Certification of Foreign Status of Beneficial owner for United States Tax Withholding on Form W-8.

    6.        Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”); and

    7.        Return envelope addressed to American Stock Transfer & Trust Company, as U.S. Depositary.

        In all cases, payment for shares accepted for payment pursuant to the Offer will be made only after timely receipt by the U.S. Depositary of (1) certificates evidencing the Shares (or a confirmation of a book-entry transfer of the shares into the U.S. Depositary’s account at DTC), (2) the Letter of Transmittal properly completed and duly executed with any required signature guarantees or, in the case of a book-entry transfer, an agent’s message (as described in the Offer to Purchase and Letter of Transmittal) and (3) any other required documents. Tender of Shares through guaranteed delivery procedures is not allowed.

        The Purchaser will not pay any fees or commissions to any broker, dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer (other than to the U.S. and Israeli Depositaries, Information Agent and its Israeli counsel). However, the Purchaser will, upon request, reimburse you for customary and reasonable mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Purchaser will NOT pay or cause to be paid any stock transfer taxes payable with respect to the transfer of shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

        Any inquiries you may have with respect to the Offer should be addressed to the undersigned at our address and telephone numbers set forth on the back cover page of the Offer to Purchase.

        Additional copies of the enclosed material may be obtained from us, at the address and telephone number set forth on the back cover page of the Offer to Purchase.

Very truly yours,

ENCLOSURES.

        NOTHING CONTAINED IN THIS LETTER OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF THE PURCHASER, THE INFORMATION AGENT OR THE U.S. DEPOSITARY, OR OF ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR TO MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.